Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors
Pulse Electronics Corporation 401 (k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-94073) on Form S-8 of Pulse Electronics Corporation of our report dated June 28, 2012, with respect to the statements of net assets available for plan benefits of the Pulse Electronics Corporation 401 (k) Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011, annual report on Form 11-K of the Pulse Electronics Corporation 401 (k) Plan.

Los Angeles, California
June 28, 2012